RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-163632

The information in this preliminary terms supplement is not complete and may be changed

Preliminary Terms Supplement
Subject to Completion:
Dated November 30, 2010

Pricing Supplement Dated December __, 2010 to the Product
Prospectus Supplement ERN-COMM-1 Dated January 12,
2010, Prospectus Dated January 11, 2010 and
Prospectus Supplement Dated January 11, 2010
$ __________ Buffered Enhanced Return Notes Linked to the S&P GSCI® Crude Oil Index Excess Return, Due December 19, 2013 Royal Bank of Canada

Royal Bank of Canada is offering the Buffered Enhanced Return Notes (the “Notes”) linked to the performance of the Reference Asset named below.

The CUSIP number for the Notes is 78008KUC5. The Notes provide a 200% leveraged return if the level of the Reference Asset increases from the Initial Level to the Final Level, subject to a Maximum Redemption Amount of [130%-135%] of the principal amount of the Notes (to be determined on the Pricing Date). The Notes do not pay interest, and investors are subject to one-for-one loss of the principal amount of the Notes for any percentage decrease in the level of the Reference Asset of more than 10% between the Pricing Date and the Valuation Date. Any payments on the Notes are subject to our credit risk.

Issue Date: December 20, 2010

Maturity Date: December 19, 2013

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010, “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated January 12, 2010 and “Additional Risk Factors” beginning on page P-6 of this terms supplement.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	100%	$
Underwriting discounts and commissions	0%	$
Proceeds to Royal Bank of Canada	100%	$

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

If the Notes priced on the date of this terms supplement, the price of the Notes would include a profit of approximately $12.50 per $1,000 in principal amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes. In no event will the hedging profits of Royal Bank of Canada exceed $20.00 per $1,000 in principal amount of the Notes.

We may use this terms supplement in the initial sale of the Notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the S&P GSCI® Crude Oil Index Excess Return, Due December 19, 2013

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series D

Underwriter:	RBC Capital Markets, LLC

Reference Asset:	S&P GSCI® Crude Oil Index Excess Return

Bloomberg Ticker:	SPGSCLP

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	December 15, 2010

Issue Date:	December 20, 2010

CUSIP:	78008KUC5

Valuation Date:	December 16, 2013

Payment at Maturity (if held to maturity):
If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $1,000 principal amount per Note equal to the lesser of:

1.  Principal Amount + (Principal Amount × Percentage Change × Leverage Factor); and

2.  Maximum Redemption Amount

If, on the Valuation Date, the Percentage Change is less than or equal to 0%, but not by more than the Buffer Percentage (that is, the Percentage Change is between zero and -10%), then the investor will receive the Principal Amount only.

If, on the Valuation Date, the Percentage Change is negative, by more than the Buffer Percentage (that is, the Percentage Change is between -10.01% and -100%), then the investor will receive a cash payment equal to:

Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula: Final Level - Initial Level Initial Level

Initial Level:	The closing level of the Reference Asset on the Pricing Date.

Final Level:	The closing level of the Reference Asset on the Valuation Date.

Leverage Factor:	200% (subject to the Maximum Redemption Amount)

RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the S&P GSCI® Crude Oil Index Excess Return, Due December 19, 2013

Maximum Redemption Amount:	[130% to 135%] multiplied by the principal amount of the Notes (to be determined on the Pricing Date)

Buffer Percentage:	10%

Buffer Level:	90% of the Initial Level

Maturity Date:	December 19, 2013, subject to extension for market and other disruptions, as described in the product prospectus supplement.

Term:	Approximately three (3) years

Principal at Risk:
The Notes are NOT principal protected. You may lose a substantial portion of your principal amount at maturity if there is a percentage decrease in the closing level of the Reference Asset of more than 10% from the Pricing Date to the Valuation Date.

Calculation Agent:	RBC Capital Markets, LLC

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 12, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 11, 2010).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 12, 2010, as modified by this terms supplement.

RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the S&P GSCI® Crude Oil Index Excess Return, Due December 19, 2013

ADDITIONAL TERMS OF YOUR NOTES

You should read this terms supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 12, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.

This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 11, 2010, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 12, 2010 and “Additional Risk Factors” beginning on page P-6 of this terms supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (“SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

Product Prospectus Supplement dated January 12, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000098/f112101424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the S&P GSCI® Crude Oil Index Excess Return, Due December 19, 2013

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Initial Level, the Final Level or the level of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000, the Buffer Percentage of 10% (the Buffer Level is 90% of the Initial Level), the Leverage Factor of 200% and a Maximum Redemption Amount of 132.50% of the principal amount of the Notes (the midpoint of the Maximum Redemption Amount range of 130% to 135% of the principal amount of the Notes), and that no market disruption event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.

	Percentage Change:	5%

	Payment at Maturity:	$1,000 + ($1,000 x 5% x 200%) = $1,000 + $100.00 = $1,100.00

	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,100.00, a 10.00% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive (and the Payment at Maturity is subject to the Maximum Redemption Amount).

	Percentage Change:	20%

	Payment at Maturity:	$1,000 + ($1,000 x 20% x 200%) = $1,000 + $400.00 = $1,400.00 however, the Maximum Redemption Amount is $1,325.00.

	On a $1,000 investment, a 10% Percentage Change results in a Payment at Maturity of $1,325.00, a 32.50% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).

	Percentage Change:	-8%

	Payment at Maturity:	At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the principal amount of the Notes.

	On a $1,000 investment, a -8% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).

	Percentage Change:	-15%

	Payment at Maturity:	$1,000 + [$1,000 x (-15% + 10%)] = $1,000 - $50 = $950.00

	On a $1,000 investment, a -15% Percentage Change results in a Payment at Maturity of $950, a -5% return on the Notes.

RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the S&P GSCI® Crude Oil Index Excess Return, Due December 19, 2013

ADDITIONAL RISK FACTORS

The Reference Asset Tracks Commodity Futures Contracts and Does Not Track the Spot Price for the Underlying Commodity.

The Reference Asset is comprised of exchange-traded futures contracts on crude oil. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of that commodity.

The Notes are linked to the Reference Asset and not to the spot price of crude oil and an investment in the Notes is not the same as buying and holding crude oil. While price movements in the exchange-traded futures contracts comprising the Reference Asset (the “Index Components”) may correlate with changes in crude oil’s spot price, the correlation will not be perfect and price movements in the spot market for crude oil may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot price of crude oil may not result in an increase in the prices of the Index Components or the level of the Reference Asset. The prices for the Index Components and the level of the Reference Asset may decrease while the spot price of crude oil remains stable or increases, or does not decrease to the same extent.

Higher Future Prices of Crude Oil Relative to its Current Price May Decrease the Payment at Maturity and the Value of the Notes.

In the case of the Reference Asset, as the Index Components approach expiration, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” Specifically, during the specified “roll period” each month, the level of the Reference Asset is calculated as if the near-dated futures contracts are sold and the proceeds from those sales are used to purchase longer-dated futures contracts of equivalent value. Differences in the prices of the contracts that are sold and the new contracts for more distant delivery that are purchased are called “roll yield.” See “Information Regarding the Reference Asset—S&P GSCI—Contract Daily Return.”

If the market for these futures contracts is (putting aside other considerations) in “backwardation,” where the prices for the exchange-traded futures contracts are lower in the distant delivery months than in the nearer delivery months, the sale of the near-dated contracts would take place at prices that are higher than the purchase prices of the longer-dated contracts, creating positive “roll yield.” This would result in a greater quantity of longer-dated futures contracts being purchased for the same value. There is no indication that the markets for crude oil will consistently be in backwardation or that there will be positive roll yield in the future performance of the Reference Asset. Instead, the markets for crude oil may trade in “contango.” Contango markets are those in which the prices for the futures contracts are higher in the distant delivery months than in the nearer delivery months. In this case, the sale of the near-dated contracts would take place at prices that are lower than the purchase prices of the longer-dated contracts, creating negative roll yield and resulting in a smaller quantity of longer-dated futures contracts being purchased for the same value. During some periods, crude oil has historically traded in contango markets. Holding other factors constant, the presence of contango in the markets for crude oil could result in negative roll yield, which could decrease the level of the Reference Asset, the Payment at Maturity, and the value of the Notes.

The Notes Include the Risk of Concentrated Positions in Crude Oil.

Because the Notes are linked to a single commodity, crude oil, an investment in the Notes may therefore carry risks similar to a concentrated investment in crude oil, and will be less diversified than securities linked to broader range of commodities. Accordingly, a decline in the value of crude oil is likely to adversely affect the performance of the Reference Asset. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind, or geothermal energy, could reduce the demand for crude oil products and result in lower prices. These factors may adversely affect the level of the Reference Asset, and therefore, the value of the Notes.

RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the S&P GSCI® Crude Oil Index Excess Return, Due December 19, 2013

Crude Oil Prices May Be Volatile as a Result of Various Factors that We Cannot Control, and this Volatility May Reduce the Value of the Notes.

Historically, crude oil prices have been highly volatile, and react to, among other things, developments that affect the oil industry and demand for crude oil. They are affected by numerous factors, including oil supply and demand, the level of global industrial activity, the driving habits of consumers, political events and policies, regulations, weather, fiscal, monetary and exchange control programs, and, especially, direct government intervention such as embargoes, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America, and Russia. The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the values of the Index Components and the level of the Reference Asset. Market expectations about these events and speculative activity also may cause oil prices to fluctuate unpredictably. If the volatility of crude oil prices and the value of the Index Components increases or decreases, the value of the Notes may be adversely affected.

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers. These producers have, in certain recent periods, implemented curtailments of output and trade. These efforts at supply curtailment, or the cessation of supply, could affect crude oil prices and the value of the Index Components. Additionally, the development of substitute products for oil could adversely affect these prices and the value of the Notes.

The Policies of the Exchanges on Which the Index Components Trade Are Subject to Change In a Manner Which May Reduce the Value of the Notes.

The policies of the exchanges on which the Index Components trade (the “Exchanges”) concerning the manner in which the prices of the Index Components are calculated may affect those prices. None of the Exchanges is our affiliate, and we have no ability to control or predict the actions of any Exchange. An Exchange may also from time to time change its rules or bylaws or take emergency action under its rules. An Exchange may discontinue or suspend calculation or dissemination of information relating to the Index Components. Any such actions could affect the prices of the Index Components, and therefore, the value of the Notes.

The Notes Are Linked to the S&P GSCI® Crude Oil Index Excess Return, not the S&P GSCI® Crude Oil Index Total Return.

The S&P GSCI® Crude Oil Index Excess Return reflects returns that are potentially available through an unleveraged investment in the Index Components. By comparison, the S&P GSCI® Crude Oil Index Total Return is a total return index which, in addition to reflecting the same returns of the S&P GSCI® Crude Oil Index Excess Return, also reflects interest that could be earned on cash collateral invested in U.S. Treasury bills. Because the Notes are linked to the S&P GSCI® Crude Oil Index Excess Return and not the S&P GSCI® Crude Oil Index Total Return, the return from an investment in the Notes will not reflect this total return feature.

RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the S&P GSCI® Crude Oil Index Excess Return, Due December 19, 2013

INFORMATION REGARDING THE REFERENCE ASSET

All disclosures contained in this terms supplement regarding the Reference Asset, including, without limitation, its make up, method of calculation and changes in its components, have been derived from publicly available information. The Reference Asset is calculated, maintained and published daily, by Standard & Poor’s Financial Services LLC (“S&P”). The information reflects the policies of, and is subject to change by, S&P. S&P, which owns the copyright and all other rights to the Reference Asset, has no obligation to continue to publish, and may discontinue publication of, the Reference Asset. The consequences of S&P discontinuing publication of the Reference Asset are discussed in the section of the product prospectus supplement dated January 12, 2010 entitled “General Terms of the Notes—Unavailability of the Level of the Reference Asset on a Valuation Date.” Neither we nor RBC Capital Markets, LLC accepts any responsibility for the calculation, maintenance, or publication of the Reference Asset or any successor index.

S&P GSCI Crude Oil Index

The S&P GSCI® Crude Oil Index (the “S&P GSCI Crude Oil Index”) is a sub-index of the S&P GSCI® Commodity Index (“S&P GSCI”). The S&P GSCI Crude Oil Index is comprised of the crude oil commodities futures contracts included in the S&P GSCI, which is currently the light sweet crude oil (WTI) futures contract traded on New York Mercantile Exchange, Inc. (“NYMEX”). The value of the S&P GSCI Crude Oil Index is indexed to a normalized value of 100 on December 31, 1986.

The Reference Asset is an excess return index. Unlike the total return version of the Reference Asset, the level of the Reference Asset does not include any interest that could be earned on hypothetical collateralized contract positions in the relevant commodities.

Value of the Reference Asset. The value of the Reference Asset on any given day is calculated as described under the section “—S&P GSCI” below except that the daily contract reference prices, contract production weights and roll weights (each as described below) used in performing the calculation are limited to the S&P GSCI designated futures contracts included in the Reference Asset. The Reference Asset has a separate normalizing constant calculated in the same manner as the normalizing constant for the S&P GSCI, except that the dollar weights and daily contract reference prices used in calculating the normalizing constant are limited to those S&P GSCI designated futures contracts included in the Reference Asset.

S&P GSCI

The information provided herein regarding the S&P GSCI including, without limitation, its make-up and method of calculation was derived from publicly available information. The S&P GSCI is calculated, maintained and published daily by S&P. The S&P GSCI is an index on a primarily production-weighted basket of principal physical commodities that satisfy specified criteria. The S&P GSCI is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the S&P GSCI are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with the Index Advisory Panel, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCI are intended generally to correlate with changes in the prices of such physical commodities in global markets. The value of the S&P GSCI is indexed to a normalized value of 100 on January 2, 1970.

S&P GSCI Index Methodology

The S&P GSCI index methodology is divided into five substantive sections: (1) the selection criteria for inclusion of contracts in the S&P GSCI; (2) the methodology for determining the weight of each contract; (3) the methodology for determining the contract expirations of each contract included in the S&P GSCI; (4) the methodology for determining the normalizing constant used in calculating the value of the S&P GSCI; and (5) the methodology for calculating the value of the S&P GSCI. Together, these elements determine the value of the S&P GSCI on any given day, which is equal to the total dollar weight of the S&P GSCI divided by a normalizing constant that assures the continuity of the S&P GSCI over time.

RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the S&P GSCI® Crude Oil Index Excess Return, Due December 19, 2013

S&P GSCI Index Committee

The Index Committee (the “Committee”) oversees the daily management and operations of the S&P GSCI, and is responsible for all analytical methods and calculation in the S&P GSCI indices. The Committee is comprised of five full-time professional members of S&P’s staff. At each meeting, the Committee reviews any issues that may affect index constituents, statistics comparing the composition of the indices to the market, commodities that are being considered as candidates for addition to an index, and any significant market events. In addition, the Committee may revise index policy covering rules for selecting commodities, or for other matters.

S&P has established an Index Advisory Panel (the “Panel”) to assist it in connection with the operation of the S&P GSCI. Both S&P and The Goldman Sachs Group, Inc. are represented on the Panel. The Panel meets on an annual basis and at other times at the request of the Committee. The principal purpose of the Panel is to advise the Committee with respect to, among other things, the calculation of the S&P GSCI, the effectiveness of the S&P GSCI as a measure of commodity futures market performance, and the need for changes in the composition or methodology of the S&P GSCI. The Panel acts solely in an advisory and consultative capacity and does not make any decisions with respect to the composition, calculation, or operation of the S&P GSCI.

Contract Eligibility Requirements

To be eligible for inclusion in the S&P GSCI, a commodity futures contract (a “Contract”) must:

(i)	be on a physical commodity and may not be based on a financial commodity;

(ii)	have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified time period, in the future;

(iii)	at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement;

(iv)	must be traded on a facility that allows market participants to execute spread transactions;

(v)	be denominated in U.S. dollars;

(vi)	be traded on or through a trading facility that has its principal place of business or operations in a country that is a member of the Organization for Economic Cooperation and Development that:

(a)
makes price quotations generally available to its members or participants in a manner and with a frequency that provides reasonably reliable indications of the level of the particular market at any given point in time;

(b)	makes reliable trading information available to S&P so that S&P can make monthly determinations;

(c)	accepts bids and offers from multiple participants or price providers; and

(d)	is accessible to a sufficiently broad range of participants;

(vii)
include a reference or benchmark price that has generally been available on a continuous basis for at least two years prior to the proposed date of inclusion, provided that in appropriate circumstances, S&P, in consultation with the Committee, may determine that a shorter time period is sufficient or that historical reference prices for that Contract may be derived from the reference price for a similar or related Contract;

(viii)
include a reference price for that Contract that is published between 10:00 AM and 4:00 PM in New York City, on each business day by the relevant trading facility and is generally available to all members of or participants in that facility on that business day;

RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the S&P GSCI® Crude Oil Index Excess Return, Due December 19, 2013

(ix)	have available volume data for at least three months immediately preceding the date on which the determination is made;

(x)	be traded over a sufficient time period on each day so as to sufficiently support the tradability of the S&P GSCI taken as a whole; and

(xi)	satisfy certain volume trading requirements and percentage dollar weight requirements.

Designated Contract Expirations

Because the S&P GSCI is composed of actively traded Contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations.” The contract expirations included in the S&P GSCI for each Contract during a given year identify the appropriate prices for the Contracts to be used in calculating the value of the S&P GSCI and are designated by S&P, in consultation with the Panel (the “designated contract expirations”), provided that each Contract must be an “active contract.” For this purpose, an “active contract” is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes a contract expiration that is a designated contract expiration, the S&P GSCI will be calculated during the remainder of the year in which the deletion occurs on the basis of the remaining contract expirations designated by S&P. If trading in all contract expirations relating to a particular Contract is terminated or the relevant trading facility announces that no additional contract expirations will be made available with respect to that Contract, S&P may designate a replacement Contract on the relevant commodity. The replacement Contract must satisfy the eligibility criteria for inclusion in the S&P GSCI. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI.

Contract Daily Return

The contract daily return on any given day is equal to the ratio obtained by dividing the total dollar weight obtained on that day by the total dollar weight invested on the immediately preceding business day, minus one, reflecting the percentage change in the total dollar weight of the S&P GSCI.

The total dollar weight of the S&P GSCI on any given day is the sum of the dollar weights of each of the Contracts included in the S&P GSCI (each a “Designated Contract”). The dollar weight of each Designated Contract is equal to the product of (i) the daily contract reference price, (ii) the appropriate CPW, and (iii) during a roll period, the appropriate “roll weights” (as discussed below).

The daily contract reference price used in calculating the dollar weight of each Designated Contract on any given day is the reference price for the Designated Contract with the first available designated contract expiration specified by the relevant trading facility contract after the date on which the calculation is made, provided the roll period with respect to that designated contract expiration has not yet been completed (the “first nearby contract expiration”). The most recently available daily contract reference price will be used if the trading facility is closed. In addition, if the trading facility fails to publish a daily contract reference price on that day or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided that, if the price is not made available or corrected by 4:00 P.M. New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable Contract in its reasonable judgment for purposes of the relevant index calculation. During a roll period, the daily contract reference price used in calculating the dollar weight of each Designated Contract during that period will also include the reference price for the Designated Contract with the first available designated contract expiration on the first business day of the month after the month in which the calculation is made (the “roll contract expiration”).

The “roll weight” of each Designated Contract reflects the fact that the positions in the Designated Contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. Since the S&P GSCI is designed to replicate the performance of actual investments in the Designated Contracts, the rolling process incorporated in the S&P GSCI also takes place over a period of five days beginning on the fifth business day of each month (referred to as the “roll period”). On each day of the roll period, the roll weights of the first nearby contract expiration and the roll contract expiration are adjusted, so that the hypothetical position in that Designated Contract is gradually shifted (at a rate of 20% per day during the roll period) from the expiring first nearby contract expiration to the more distant roll contract expiration.

RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the S&P GSCI® Crude Oil Index Excess Return, Due December 19, 2013

If any of the following conditions exists on any day during a roll period, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist: (i) no daily contract reference price is available for a designated contract expiration; (ii) the daily contract reference price represents the maximum or minimum price, based on the relevant trading facility’s price limits; (iii) the daily contract reference price reflects manifest error, or such price is not published by 4:00 P.M., New York City time (in that event, S&P may determine a daily contract reference price and complete the relevant portion of the roll based on that price, but S&P will revise the portion of the roll if the trading facility publishes a price before the opening of trading on the next day); or (iv) trading in the designated contract expiration terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll will be affected in its entirety on the next day on which such conditions no longer exist.  During a roll period in January or in which a re-weighting of the S&P GSCI is effected, the new contract production weights and normalizing constants are incorporated during the regularly scheduled monthly roll period, also at a rate of 20% per day during the roll period.

License Agreement

S&P and Royal Bank have entered into a non-exclusive license agreement providing for the license to Royal Bank, and certain of its affiliates, in exchange for a fee, of the right to use the Reference Asset, in connection with securities, including the Notes. The Reference Asset is owned and published by S&P.

The license agreement between S&P and Royal Bank provides that the following language must be set forth in this product prospectus supplement:

The Notes are not sponsored, endorsed, sold or promoted by the Licensor. The Licensor does not make any representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P GSCI Index to track general commodity market performance. The Licensor’s only relationship to Royal Bank is the licensing of certain trademarks and trade names of the Licensor and of the S&P GSCI Index, which is determined, composed and calculated by the Licensor without regard to Royal Bank or the Notes. The Licensor has no obligation to take the needs of Royal Bank or the holders of the Notes into consideration in determining, composing or calculating the S&P GSCI Index. The Licensor is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Licensor has no obligation or liability in connection with the administration, marketing or trading of the Notes.

THE LICENSOR DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P GSCI INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. THE LICENSOR MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK, HOLDERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GSCI INDEX OR ANY DATA INCLUDED THEREIN. THE LICENSOR MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P GSCI INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE LICENSOR HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"Standard & Poor's®," "S&P®," and "S&P GSCI®" are trademarks of Standard & Poor's Financial Services LLC and have been licensed for use by Royal Bank. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the S&P GSCI® Crude Oil Index Excess Return, Due December 19, 2013

Historical Information

The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2007, 2008, and 2009, the first three quarters of 2010, as well as for the period from October 1, 2010 through November 23, 2010

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

Period- Start Date	Period- End Date	High Intra-Day Level of the Reference Asset	Low Intra-Day Level of the Reference Asset	Period-End Closing Level of the Reference Asset

1/1/2007	3/30/2007	853.06	697.78	851.00
3/31/2007	6/29/2007	851.90	750.49	841.70
6/30/2007	9/28/2007	1,010.97	815.91	985.74
9/29/2007	12/31/2007	1,218.55	946.13	1,180.78

1/1/2008	3/31/2008	1,372.92	1,065.72	1,267.71
4/1/2008	6/30/2008	1,796.60	1,243.87	1,752.16
7/1/2008	9/30/2008	1,841.63	1,125.12	1,251.87
10/1/2008	12/31/2008	1,279.24	408.68	517.96

1/1/2009	3/31/2009	585.90	318.27	412.64
4/1/2009	6/30/2009	564.94	367.88	534.26
7/1/2009	9/30/2009	549.02	445.84	513.82
10/1/2009	12/31/2009	592.84	495.33	554.12

1/1/2010	3/31/2010	586.09	483.86	575.75
4/1/2010	6/30/2010	598.37	434.07	480.74
7/1/2010	9/30/2010	523.87	444.63	494.24
10/1/2010	11/23/2010	542.07	488.63	494.41

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to the S&P GSCI® Crude Oil Index Excess Return, Due December 19, 2013

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about December 20, 2010, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement dated January 11, 2010.

RBC Capital Markets, LLC